SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                         For the month of January, 2009

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F __
                                                        ---
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________



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Materials Contained in this Report:

I. English excerpt translation of a Report on Number of Listed Shares, as filed by the registrant with the Tokyo Stock Exchange on January 20, 2009.

II. English translation of the Notice Concerning Amendments to the Forecasts for FY2009 of Hino Motors, Ltd., a subsidiary, as filed by the registrant with the Tokyo Stock Exchange on January 28, 2009.

III. Press release dated January 30, 2009 with respect to the registrant's comments on media reports about the forecasts of its consolidated financial results for FY2009.





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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                       Toyota Motor Corporation



                                       By:  /s/ Takuo Sasaki
                                          -------------------------------
                                          Name:  Takuo Sasaki
                                          Title: General Manager of
                                                 Accounting Division



Date:  January 30, 2009